Exhibit 99.16

Agreement

Made and entered into in Tel Aviv this ___ day of February in the year 2022

By and Between:	1.	Ability Inc.

Company registered in the Cayman Islands, No. 303448

8 Hachortim Street, Holon Industrial Zone, 5881147, Israel

(hereinafter: “Public Ability”)

2.	Ability Computer & Software Industries Ltd.

Private Company No. 51191182

8 Hachortim Street, Holon Industrial Zone, 5881147, Israel

(hereinafter: “Ability Industries”)

3.	Ability Security Systems Ltd.

Private Company No. 514020205

8 Hachortim Street, Holon Industrial Zone, 5881147, Israel

(hereinafter: “Ability Security”)

4.	Telcostar Pte Ltd.

Company registered in Singapore, No. 201537197R

8 Hachortim Street, Holon Industrial Zone, 5881147, Israel

(hereinafter: “Telcostar”)

(Ability Industries, Ability Security and Telcostar shall hereinafter collectively be referred to as: the “Subsidiaries”; Public Ability collectively with the Subsidiaries shall hereinafter be referred to as: the “Arrangement Companies”)

of the first part

And:	1.	Anatoly Hurgin

ID No. 306908641

of ______________

(hereinafter: “Anatoly”)

2.	Alexander Aurovsky

ID No. 306345687

of ______________

(hereinafter: “Alex”)

of the second part

And:	Yaniv Hevron, himself, or through a company controlled by him

ID No. 034093021

of 13 Maaravei Nachal Street, Givatayim

(hereinafter: the “Purchaser”)

of the third part

Whereas:	Public Ability is a public company, registered in the Cayman Islands, whose shares are traded on the Tel Aviv Stock Exchange (the “Stock Exchange”) and also on the pink sheets on the OTC (“OTC”) in the United States; and

Whereas:	the Arrangement Companies are acting to propose a debt arrangement to their creditors, and this Agreement forms part of said Arrangement (the “Proposed Debt Arrangement” or the “Arrangement Proposal”); and

Whereas:	in accordance with the Opinion that was prepared by Soraya Consultants Ltd., which will be filed with the Court as a part of the Proposed Debt Arrangement, the Arrangement Companies are in a state of insolvency, as defined in Section 2 of the Insolvency and Economic Rehabilitation Law, 5778-2018 (the “Insolvency Law”); and

Whereas:	the Purchaser wishes to purchase shares of Public Ability, through a share allocation, so that after the allocation, the Purchaser shall hold approximately 74.99% of Public Ability’s issued and paid-up share capital in consideration of the amount of NIS 2,000,000 (two million New Israeli Shekels) (the “Allocation Amount”), as set forth below; and

Whereas:	Public Ability wishes to allocate to the Purchaser shares of Public Ability as part of the Proposed Debt Arrangement, and all as set forth in this Agreement below and in accordance with the Arrangement Proposal; and

Whereas:	as a condition for the completion of this Agreement, a debt arrangement shall be approved for the Arrangement Companies pursuant to Sections 321-322 of the Insolvency Law, pursuant to which all of the debts of the Arrangement Companies as of the date of the approval of the Debt Arrangement shall be settled, so that in consideration of the Allocation Amount, together with the funds that the Arrangement Companies shall have as of the Completion Date (as defined below) and together with the Shares Allocated to the Creditors (as defined below) and together with the PUT Option (as defined below) (hereinafter collectively referred to as the: “Arrangement Funds”), all of the debts of the Arrangement Companies to the creditors shall be paid, as per the order of payment in accordance with the provisions of Section 231 of the Insolvency Law, in a pro rata distribution between the creditors of the Arrangement Companies, so that after the approval of the arrangement, all of the debts of the Arrangement Companies will be settled, and the Arrangement Companies will have no debts whatsoever that accrued prior to the Completion Date (as defined below) (the “Debt Arrangement”), and all as will be set forth in the Debt Arrangement.

The following has therefore been declared, stipulated and agreed between the parties:

1.	Preamble and interpretation

1.1	The provisions of this Agreement are subject to the provisions of the Debt Arrangement and the decisions of the court in the present case. However, as set forth below, any material modification of the provisions of this Agreement in the framework of the Debt Arrangement will confer on the parties to this Agreement the right to cancel this Agreement, without it constituting a breach of the provisions of this Agreement.

1.2	The Preamble to this Agreement forms an integral part hereof and shall be read together with the rest of the sections hereof.

1.3	The section headings in this Agreement have been inserted for convenience of reference only, and they shall not be given any weight for the purpose of interpreting this Agreement.

1.4	None of the provisions, terms or conditions contained in this Agreement shall derogate from any other term, condition or provision of this Agreement or the provisions of the Debt Arrangement, but, rather, they shall come in addition thereto, unless otherwise stated in this Agreement.

1.5	Any provision and/or expression in the singular shall also include the plural, and vice versa; any provision and/or expression in the female gender shall also include the male gender, and vice versa; and any reference to a person shall also include a corporation, and vice versa.

1.6	Any appendix attached to this Agreement constitutes an integral part hereof.

2.	Declarations and Undertakings of Public Ability

Public Ability hereby declares, confirms and undertakes, on the date of the signing of this Agreement, the following:

2.1	Public Ability is a public company, registered in the Cayman Islands, whose shares are traded and listed for trading on the Stock Exchange and on the OTC.

2.2	Public Ability was duly registered pursuant to the provisions of the relevant law in the Cayman Islands, and the registration of Public Ability is in full force and effect as of the date of the signing of this Agreement.

2.3	As of the date of the signing of this Agreement, Public Ability’s registered share capital consists of 100,000,000 (one hundred million) ordinary shares, pari passu (the “Ordinary Shares”) and 5,000,000 (five million) preferred shares.

2.4	Public Ability’s issued share capital consists of 7,972,394 (seven million nine hundred and seventy two thousand, three hundred and ninety four) Ordinary Shares.

2.5	Details of Public Ability’s issued share capital, including convertible securities and the terms and conditions thereof, as well as the Register of the Holders of Public Ability’s Convertible Securities, are attached as Appendix 2.5 to this Agreement.

2.6	According to the Reports on the Holdings of Stakeholders, which were submitted to Public Ability, the stakeholders by virtue of the holdings of at least 5% of the issued share capital or by virtue of their being directors of Public Ability, are as set forth in Appendix 2.6 to this Agreement.

2.7	The members of the board of directors of Public Ability, as of the date of the signing of this Agreement, are Anatoly (who also serves as the chairman of the board of directors and the CEO of the Arrangement Companies), Alex (who also serves as Chief VP of Technologies of the Arrangement Companies), Amir Ariel (an outside director), Maya Sadrina (an outside director) and Joseph Tenne.

2.8	The Subsidiaries are duly registered private companies. Public Ability holds 100% of the share capital of each one of the Subsidiaries.

2.9	Public Ability will act to ensure that as part of the terms and conditions of the Proposed Debt Arrangement, the ownership of the Subsidiaries will be transferred, in its entirety, to Anatoly and Alex (through companies controlled by them and in equal shares between them), and the Subsidiaries and Anatoly and Alex shall have no demands, claims, lawsuits, and suchlike, against Public Ability, its officers, its shareholders, and any entity on their behalf. Public Ability shall have no demands, claims, lawsuits and suchlike, against Anatoly, Alex and the Subsidiaries, their officers, their shareholders, and any entity on their behalf.

2.10	Beyond that which is set forth in this Agreement, Public Ability has not undertaken to allocate, transfer or sell to any person or corporation whatsoever any shares and/or options and/or convertible bonds and/or convertible securities whatsoever, and it has not received any payment on account of such allocation.

2.11	Public Ability has granted to Anatoly and to Alex an option whereby they will be able to sell to Public Ability, 117,327 Ordinary Shares (prior to the consolidation of the capital) in consideration of approximately US $12.5 million (“Anatoly’s and Alex’s Option”). The funds of the aforesaid consideration are deposited in a trust account in the name of Public Ability, Anatoly and Alex and they have been seized by the State of Israel (the Israel Police) (the “Funds of the Consideration of Anatoly’s and Alex’s Option”). It will also be emphasized that in accordance with the order that was granted by the United States District Court on July 29, 2021 (the “Order”), in accordance with the SEC’s request, Anatoly and Alex and the Arrangement Companies and/or any entity on their behalf are precluded from performing any action or making any claims with respect to the Funds of the Consideration of Anatoly’s and Alex’s Option, and any reference to the Funds of the Consideration of Anatoly’s and Alex’s Option, in contravention of the provisions of the said Order, could amount to contempt of U.S. court. In the framework of the application for the Debt Arrangement, the court will be requested to hand down a decision with respect to the Funds of the Consideration of Anatoly’s and Alex’s Option, according to which, in any event, on the Completion Date, Public Ability will have no rights whatsoever in the Funds of the Consideration of Anatoly’s and Alex’s Option.

2.12	No dividend has been declared at Public Ability which has not been distributed, and also, no resolution has been passed regarding the distribution of bonus shares which have not been distributed, and no such resolution will be passed by the Completion Date, except in accordance with the provisions of this Agreement and the Debt Arrangement.

2.13	That except as set forth in Appendix 2.13, there is no legal proceeding pending against Public Ability (including together with the Arrangement Companies) and/or that was filed by Public Ability against any third party whatsoever, and, in addition, there is no judgment and/or judicial decision that have been handed down against Public Ability (including together with the Arrangement Companies) which has not been complied with, and Public Ability has no knowledge whatsoever of any intention to take any such proceedings.

2.14	There is no impediment to, and Public Ability has not undertaken in any prospectus undertaking or in any other undertaking that precludes it, subject to the provisions of any law, from modifying its operations. In addition, Public Ability will not take upon itself any such undertaking prior to the Completion Date.

2.15	Public Ability has published all of the reports as required by law of a company whose shares are traded on the Stock Exchange and it undertakes to continue to publish all of the reports as required by law, as aforesaid, from the date of the signing of this Agreement to the Completion Date.

2.16	Public Ability undertakes that all of Public Ability’s existing documents, including, but not limited to, Public Ability’s bookkeeping documents, shall remain at Public Ability’s offices after the Completion Date.

2.17	Except as set forth in Appendix 2.17, Public Ability and/or its assets and/or its equipment are not subject to any charge and/or pledge and/or attachment and/or lien right and/or any other third party right, and there is no undertaking to create any such charge and/or pledge and/or attachment and/or lien right and/or any other third party right. In addition, there are no guarantees of Public Ability to secure the debt of others. No undertaking whatsoever has been given by Public Ability in connection with the undertakings of others, and Public Ability has not undertaken to give any such guarantee and/or undertaking.

2.18	As a condition for the completion of this Agreement, Public Ability shall act, together with the Subsidiaries, immediately after the signing of this Agreement, to approve the Debt Arrangement pursuant to Sections 321-322 of the Insolvency Law, pursuant to which all of Public Ability’s debts of any kind or nature will be wiped out, and an order shall be issued to remove any registration in Public Ability’s name in any register, including the Registrar of Companies and/or the Registrar of Pledges, of any charge and/or pledge and/or attachment (the “Judgment to Approve the Debt Arrangement”).

2.19	Achieving the Debt Arrangement and completing this Agreement are subject to a condition precedent, namely, that the U.S. Securities and Exchange Commission (the “SEC”) will give notice that it recognizes the authority of the court in Israel to render a binding judgment that will grant the validity of a decision to the Debt Arrangement as will be formulated, so that it will also be binding on the SEC (without it claiming that it is null and void in its regard, and without it insisting on receipt of all of the Funds of the Consideration of Anatoly’s and Alex’s Option solely by the SEC, in such a manner that would not form part of the funds used to pay the creditors of the Debt Arrangement) (the “SEC’s Consent”).

3.	The Purchaser’s Declarations

The Purchaser hereby declares, confirms and undertakes, on the date of the signing of this Agreement, the following:

3.1	That he has the know-how, the experience, and the economic and financial ability to comply with all of his undertakings pursuant to this Agreement.

3.2	The engagement in this Agreement does not constitute the breach of any law or the violation of any third party rights whatsoever.

3.3	The Purchaser is purchasing the shares that will be issued to him pursuant to this Agreement for himself and/or for a company controlled by him, as of the date of the signing of this Agreement, he has not undertaken to transfer them to any third party whatsoever. Notwithstanding the foregoing, it should be noted that without his undertaking to do so in advance vis-à-vis any third party whatsoever, it is possible that for the purposes of diversification, the Purchaser will request that the issue of the Shares Allocated to the Purchaser will be performed, in addition to him and/or to the company controlled by him, also to other entities, without derogating from any of his undertakings pursuant to this Agreement.

3.4	The Purchaser is proficient in and well acquainted with all of Public Ability’s reports to the public.

3.5	The Purchaser has performed independent examinations, in his discretion, with respect to Public Ability’s situation and its business, and the legal proceedings in connection with Public Ability and, based on these examinations, he has decided to engage in the transaction that is the subject of this Agreement.

3.6	The Purchaser is aware that one of the conditions for the completion of this Agreement is reaching, in the framework of the Debt Arrangement, understandings with respect to Anatoly’s and Alex’s Option, and with respect to the Funds of the Consideration of Anatoly’s and Alex’s Option, to the parties’ satisfaction, and in such a manner that in any event, after the Completion Date, Public Ability shall have no rights in the Funds of the Consideration of Anatoly’s and Alex’s Option, and it shall have no claims or demands in connection therewith.

3.7	The Purchaser undertakes to provide Public Ability with any information that it shall require in order to comply with the reporting obligations imposed thereon in connection with this Agreement.

3.8	The Purchaser is aware that notwithstanding the fact that Public Ability’s shares are also traded on the OTC, Public Ability has failed to meet all of the reporting obligations that are applicable to corporations whose securities are traded in the United States, and that there is no certainty that the trading on the OTC will continue to remain in effect. However, as stated to Public Ability, beyond delisting from the OTC, no claim, and/or demand and/or proceeding of any kind is expected in respect of this breach.

3.9	The Purchaser is aware that the transaction that is the subject of this Agreement may lead to Public Ability’s shares being transferred to be traded on the Stock Exchange’s blacklist.

3.10	The Purchaser is aware that in accordance with the provisions of Section 325 of the Insolvency Law, the Judgment to Approve the Debt Arrangement will not be valid with respect to administrative proceedings and criminal proceedings that will be conducted in connection with Public Ability, if any (the “Matters Outside the Arrangement”). It should be clarified that as of the date of the signing of this Agreement, Public Ability is not aware of any criminal or administrative proceedings being conducted against it and/or that may be initiated against it.

3.11	Beyond the representations that have been made in the framework of this Agreement, the Purchaser is purchasing the shares of Public Ability in Public Ability’s as-is condition on the Completion Date, based on the Purchaser’s independent examinations and without reliance on representations and/or declarations by Public Ability or any entity on its behalf, including the Subsidiaries and/or Anatoly and Alex, except as set forth in this Agreement, and the responsibility for examining all of the data in connection with Public Ability, including the factual, economic, business, taxation and legal data, is imposed solely on the Purchaser, and at his expense, without any possibility of receiving indemnity from Public Ability and/or any entity on its behalf. It is clarified that this section is not valid in connection with the Purchaser’s reliance on Public Ability’s declarations, representations and undertakings pursuant to this Agreement.

4.	The Parties’ Declarations

The parties hereby declare and confirm, on the date of the signing of this Agreement, each party with respect to itself, the following:

4.1	Each one of the parties is duly registered (insofar as it is a corporation) and fit to run its business as it has been run prior to the date of the signing of this Agreement and as it will be run until the Completion Date, and that there is no restriction whatsoever by virtue of any law, agreement, understanding or the documents of incorporation, or any other source (including pursuant to any Shareholders’ Agreement, competent authority or any other entity) to their signing of this Agreement or to the performance of all of the actions that are set forth in this Agreement, and these actions are not in contravention of any other right of any third party whatsoever, subject to receiving the court’s approval of the Debt Arrangement.

4.2	The signatories to this Agreement are the persons who are authorized to sign, on behalf of any party that is a corporation, this Agreement and the documents related hereto and/or as required for the purpose of the implementation hereof, and who are authorized to bind said party by affixing their signature.

4.3	The parties are aware that they are all being represented for the purpose of this Agreement by the law firm of Barnea, Jaffa, Lande & Co. (the “Barnea Law Firm”), and that the Barnea Law Firm is representing the Arrangement Companies in the Arrangement Proposal (and in other proceedings). In this respect, the Purchaser declares that he was given the possibility of consulting with attorneys on his behalf (besides the Barnea Law Firm) prior to his engagement in this Agreement.

4.4	The parties are also aware that the Barnea Law Firm has not conducted due diligence in connection with the representations of any of the parties in the framework of this Agreement; the Barnea Law Firm and any entity on its behalf have not made any representations to any of the parties; and its representation of the Purchaser is confined to the preparation of this Agreement.

5.	The Transaction

5.1	In the framework of the legal proceeding that will be conducted in connection with the Proposed Debt Arrangement, an arrangement administrator will be appointed, pursuant to Section 326 of the Insolvency Law, with the court’s approval (the “Arrangement Administrator”).

5.2	On the date of the signing of this Agreement, the Purchaser will deposit with Barnea Law Firm (the “Trustee”) collateral in the amount of NIS 200,000 (two hundred thousand New Israeli Shekels) (the “Purchaser’s Collateral”).

5.3	As part of the conditions of the Proposed Debt Arrangement and in such a manner that will allow the allocation of the Shares Allocated to the Purchaser (as defined below) in consideration of the Allocation Amount, the court will be requested to approve the cancellation of the par value of the shares of Public Ability; the performance of the consolidation of capital into shares of Public Ability in such ratio as will be requested by the Purchaser and as will be coordinated with the Stock Exchange, so as to comply with the provisions of its Articles and the directives pursuant thereto; and the increase of Public Ability’s registered capital to 10,000,000,000, shares without par value. Accordingly, the court will be requested to approve the amendment to the Public Ability’s Articles.

5.4	Insofar as practicable, the parties will act so that the Trustee will be appointed as the Arrangement Administrator.

5.5	On the Completion Date, against the allocation of the shares of Payment Ability to the Purchaser, in such amount that will constitute, after the allocation thereof, approximately 74.99% of Public Ability’s issued and paid-up share capital (the “Shares Allocated to the Purchaser”), the Purchaser shall transfer to the Arrangement Administrator the Allocation Amount, net of the Purchaser’s Collateral, and the Trustee will transfer the Purchaser’s Collateral to the Arrangement Administrator, and, also, the Purchaser will grant the PUT Option (as defined below), with the aim that these will serve the Arrangement Companies, together with the balance of the amount of the Arrangement, for the purpose of paying their liabilities pursuant to the Debt Arrangement.

5.6	On the Completion Date, as part of the Debt Arrangement, Payment Ability will allocate to the creditors (the “Offered Creditors”) shares of Payment Ability, in such number as will constitute, after the allocation thereof, approximately 20.01% of Public Ability’s issued and paid-up share capital (the “Shares Allocated to the Creditors”).

5.7	On the Completion Date, as part of the Debt Arrangement, the Purchaser will grant a PUT Option to the Offered Creditors, pursuant to which the Offered Creditors will be entitled to require the Purchaser to purchase from them the Shares Allocated to the Creditors, during the period commencing on the date on which 12 months shall have elapsed from the Completion Date and ending on the date on which 13 months shall have elapsed from the Completion Date (the “Option Exercise Period”), in consideration of the total amount of NIS 7,000,000 (seven million New Israeli Shekels) (the “PUT Option”). The consideration of the PUT Option in respect of each share that was allocated to the Offered Creditors shall be paid by the Purchaser to the Offered Creditors who wish to exercise the option, by and not later than 30 days after the expiration of the Option Exercise Period, and it shall be calculated in the following manner: 7,000,000 divided by the total number of the Shares Allocated to the Creditors. For the sake of example, if the total number of the Shares Allocated to the Creditors is 8,000,000 shares, then the consideration of the PUT Option in respect of each share that was allocated to the Offered Creditors will be NIS 0.875.

The PUT Option will apply solely with respect to the Shares Allocated to the Creditors that will be held by the Arrangement Administrator during the Option Exercise Period.

To that end, all of the Shares Allocated to the Creditors will be deposited with the Arrangement Administrator, until the expiration of 14 months from the Completion Date (or a longer period, insofar as required by the Israel Securities Authority).

Notwithstanding the foregoing, the Offered Creditors shall be entitled to request that the Arrangement Administrator transfer to them the Shares Allocated to the Creditors or sell said shares for them, prior to the expiration of the Option Exercise Period, and subject to the restriction provisions that will apply to the shares, if any; however, in such an event, the Offered Creditors will not be entitled to exercise the PUT Option with respect to those shares that were transferred to them from the Arrangement Administrator or that were sold by him at their request, as aforesaid.

For the purpose of securing payment of the exercise of the PUT Option, the Purchaser will deposit with the Arrangement Administrator, in trust, tradable shares of a public company/public companies, whose market value will be in an amount that will be not less than NIS 7,000,000 (seven million New Israeli Shekels) (the “Collateral Shares”). The value of the Collateral Shares will be examined by the Arrangement Administrator every 60 days, and the Purchaser undertakes to deposit additional Collateral Shares, or he will be entitled to demand that the Arrangement Administrator transfer to him part of the Collateral Shares, as the case may be, in accordance with the market value of the Collateral Shares on any examination date. In addition, the value of the Collateral Shares will be adjusted in the event of the transfer of shares from the Arrangement Administrator to any of the Offered Creditors or the sale thereof at the request of any of the Offered Creditors, as aforesaid. In the event of a breach of the Purchaser’s undertaking to pay for the exercise of the PUT Option, the Arrangement Administrator will be entitled to sell the Collateral Shares, in whole or in part, as the case may be, in order to cover the payment of the PUT Option vis-à-vis the Offered Creditors who sought to exercise it during the exercise period of the PUT Option. Should the exercise of the Collateral Shares not be required, the Arrangement Administrator will return the Collateral Shares to the Purchaser at the expiration of 45 days after the expiration of the Option Exercise Period.

5.8	On the Completion Date, as part of the Debt Arrangement, the ownership of the Subsidiaries shall be transferred, in its entirety (100%), to Anatoly and Alex (through companies controlled by them, and in equal shares), and, in the framework of the Judgment to Approve the Debt Arrangement, Anatoly, Alex and the Subsidiaries will undertake to absolutely waive all of their rights, their claims, rights of action and their demands of any kind or nature, against Public Ability and any entity on its behalf, including the Purchaser; and Public Ability and the Purchaser will undertake to absolutely waive all of their rights, their claims, rights of action and their demands of any kind or nature, against Anatoly, Alex, the Subsidiaries, their shareholders and any entity on their behalf.

5.9	On the Completion Date, Public Ability will be a public company without operations (a publicly traded shell corporation), free of any debt, lien, claim, offsetting right, charge or any third party right whatsoever, including any undertaking to perform or grant any of the foregoing, and with the exception of the Matters Outside the Arrangement and the undertakings pursuant to this Agreement.

5.10	All of Public Ability’s rights of any kind or nature whatsoever, prior to the Completion Date, including rights and/or causes of action, financial obligations of third parties to Public Ability, including debtors’ obligations, customers’ checks (if any), financial deposits with banks and/or with customers and Public Ability’s rights in respect of legal proceedings against third parties that were initiated prior to the Completion Date and/or whose cause of action accrued prior to the Completion Date, will not constitute part of Public Ability, and they will be transferred to the Debt Arrangement Fund.

5.11	All of the funds that the Arrangement Companies will have as of the Completion Date will be transferred to the Arrangement Fund on the Completion Date, and together with all of the payments that will be made to the Arrangement Administrator by the Purchaser, they will be used by the Arrangement Fund for the purpose of the distribution of a dividend to the creditors.

5.12	The Shares Allocated to the Purchaser and the Shares Allocated to the Creditors (hereinafter, collectively: the “Arrangement Shares”) will be allocated, being free and clear of any lien, pledge, attachment, demand, claim, debt or any other third party right.

5.13	The Arrangement Shares shall confer on the holders thereof any right arising from and/or pertaining to the ownership of Public Ability including, inter alia, the right to participate in and vote at the general meetings of Public Ability, whether ordinary or special meetings, the right to participate in the distribution of dividends, bonus shares, rights, and so on and so forth, and also rights in the distribution of the surplus assets of Public Ability at the time of the dissolution thereof, and all as set forth in Public Ability’s Articles of Association and subject to the provisions of any law.

5.14	On the Completion Date, all of the directors serving at Public Ability shall retire from the board of directors of the company, with the exception of the outside directors, and in their place, three directors will be appointed, whose details and whose declarations as required by law will be transferred from the Purchaser to Public Ability by March 13, 2022. The letter of retirement will include a declaration whereby the retiring directors will have no claim and/or demand and/or lawsuit against the Arrangement Companies and/or the Purchaser. When signing this agreement, Hevron undertakes that upon completion of the transaction, subject of this agreement, will not have any claim and/or demand and/or lawsuit against all of the serving directors, which cause until and including the Completion Date.

5.15	On the Completion Date, the Purchaser will provide to Public Ability a loan in an amount of up to NIS 1,000,000, for the purpose of the day-to-day operations of Public Ability immediately after the Completion Date (the “Operations Loan”). The Operations Loan will bear minimum annual interest in accordance with that set forth in the Income Tax Regulations pursuant to Section 3(i) of the Income Tax Ordinance [New Version), 5721-1961, and it will be repaid by Public Ability, together with the interest accrued thereon, in the following manner, at the Purchaser’s option: (a) out of the fundraising rounds that will be conducted by Public Ability, at a rate of up to 50% of the amount of the fundraising in each round, and up to the full repayment of the total amount of the Operations Loan and the interest accrued in respect thereof; (b) the conversion of the Operations Loan, or the balance thereof, into shares of Public Ability by participation in fundraising rounds that will be conducted by Public Ability, while the Purchaser will receive a discount of 25% off the price of the share/the package in the framework of the said fundraising (Such as the SAFE Agreement mechanism).

5.16	The Purchaser undertakes to act to ensure that by and not later than the expiration of 18 (eighteen) months from the Completion Date (the “Final Date”), the Purchaser’s current operations will be merged into Public Ability, by way of a share swap (“Bringing in the New Operations”), and in such a manner that the expected value of Public Ability as a consequence of Bringing in the New Operations will not be less than NIS 100,000,000 (one hundred million New Israeli Shekels) (the “Minimum Value”). If: (a) the expected value pursuant to an appraisal that will be prepared (if any) for the purpose of Bringing in the New Operations, together with Public Ability’s value pursuant to the share ratio that will be determined in the transaction for Bringing in the New Operations; and also (b) the market value of the shares of Public Ability during 30 days out of the 60 days after the completion of the transaction for Bringing in the New Operations – is less than the Minimum Value or if the transaction for Bringing in the New Operations is not completed by the Final Date, the Purchaser shall compensate the rest of the shareholders of Public Ability in such a manner that shares will be allocated to all of the rest of the shareholders, as aforesaid, at a rate of 1% of every NIS 10,000,000 (ten million New Israeli Shekels) that is less than the Minimum Value. For this purpose – “the rest of the shareholders of Public Ability” are all of the shareholders, with the exception of the Purchaser and any entity on his behalf, and also, with the exception of anyone who will receive shares of Public Ability in the framework of the transaction for Bringing in the New Operations; in the event that the transaction for Bringing in the New Operations is not completed by the Final Date, the rate of the compensation to the rest of the shareholders of Public Ability will be 10%; insofar as necessary, the granting of compensation will be completed by and not later than at the expiration of six months from the Final Date; insofar as necessary, the manner of granting the compensation will be coordinated with the Israel Securities Authority and the Purchaser is aware that Public Ability may be required to publish a prospectus for the purpose of granting said compensation.

If, as a consequence of the completion of the Debt Arrangement, the shares of Public Ability cease to be traded on the Stock Exchange’s main list, the Purchaser undertakes to act to ensure that by and not later than the date for the completion of Bringing in the New Operations or as a result of the completion of bringing Bringing the New Operations, the shares of Public Ability will resume trading on the Stock Exchange’s main list.

6.	Conditions Precedent for the Performance of the Debt Arrangement

This Agreement is contingent upon the satisfaction of all of the conditions precedent as set forth below (the “Conditions Precedent”), by and not later than November 13, 2022 (the “Effective Date”):

6.1	Obtaining the approval of the Board of Directors of Public Ability for the signing of this Agreement.

6.2	Obtaining the Judgment to Approve the Debt Arrangement, which will include, inter alia, all of the components of the transaction, as set forth in Section 5 above.

6.3	Obtaining the SEC’s Consent.

6.4	Obtaining the Stock Exchange’s approval for listing the Arrangement Shares for trading.

6.5	Following the comments of the Israel Securities Authority and the Stock Exchange on the reports that will be published by Public Ability in connection with this Agreement, should there be any such comments, no arrangements will be determined that contain a material modification as compared with the parties’ engagement pursuant to this Agreement.

A representative of the Purchaser will be entitled to participate, insofar as practicable and subject to maintaining confidentiality, in Public Ability’s discussions with the Stock Exchange and with the Israel Securities Authority (whether discussions held as in-person meetings, or whether discussions held by phone).

6.6	Prior to the Completion Date, no material proceeding will be initiated against Public Ability which constitutes “Matters Outside the Arrangement” (as defined above). Should such proceeding be initiated prior to the Completion Date, the Purchaser will have the right to cancel this Agreement, without it constituting a breach of the provisions of this Agreement, and the parties waive any claim and/or demand against any of the parties in connection with said cancellation.

Satisfaction of all of the Conditions Precedent as set forth in Sections 6.1-6.5 above by the Effective Date will be a condition for the performance of the transaction. Failure to comply with any of the said conditions by said date will not establish for the Purchaser any claim against Public Ability, the rest of the parties to this Agreement and/or any entity on their behalf, and the Purchaser waives any claim and/or demand against any of them in connection therewith.

Should the transaction be cancelled following non-compliance with the Conditions Precedent, as stated in Sections 6.1-6.6 above, the Trustee or the Arrangement Administrator (as the case may be) shall return the Purchaser’s Collateral to the Purchaser.

7.	Completion of the Transaction

Within five business days from the date on which all of the Conditions Precedent have been satisfied (the “Completion Date”), the parties shall meet at the Barnea Law Firm at 58 HaRakevet Street, Tel Aviv, and they shall perform the following acts:

7.1	Public Ability shall provide to the Purchaser a copy of the approvals and the certifications pursuant to Section 6 above.

7.2	The Purchaser shall transfer to the Arrangement Administrator the Allocation Amount net of the Purchaser’s Collateral.

7.3	Should the Trustee not be appointed as the Arrangement Administrator, the Trustee shall transfer the Purchaser’s Collateral to the Arrangement Administrator.

7.4	Consolidation of capital into shares of Public Ability with a ratio that will be requested by the Purchaser and coordinated with the Stock Exchange .

7.5	The amendment of Public Ability’s Articles shall take effect.

7.6	Public Ability shall allocate the Shares Allocated to the Purchaser, to the Purchaser.

7.7	Public Ability shall allocate the Shares Allocated to the Offered Creditors, to the Offered Creditors.

7.8	The Purchaser shall deposit the Collateral Shares with the Arrangement Administrator, and the PUT Option will take effect.

7.9	The Purchaser shall provide Public Ability with the Operations Loan.

7.10	All of Public Ability’s bookkeeping ledgers will be submitted, so that it will be possible to continue to publish Public Ability’s financial statements after the completion of the transaction.

7.11	The replacement of the directors of Public Ability shall be performed, as stated in Section 5.14 above.

7.12	The parties shall act in accordance with the understandings with respect to Anatoly’s and Alex’s Option and with respect to the Funds of the Consideration of Anatoly’s and Alex’s Option.

7.13	The parties shall perform any additional action that will be required for the purpose of completing the transaction.

8.	Taxes and Expenses

8.1	Public Ability shall bear all of the expenses of the allocation of the Arrangement Shares pursuant to this Agreement and the listing thereof for trading on the Stock Exchange, including in respect of compliance with all of the reporting obligations to the Israel Securities Authority and with the application for approval for the listing for trading of the Arrangement Shares from the Stock Exchange.

8.2	Public Ability shall bear the payment of all of the expenses pertaining to the performance of the actions that are required for the purpose of reaching the Debt Arrangement, and the implementation thereof.

8.3	Each party shall bear the taxes applicable thereto as a consequence of the performance of the allocations pursuant to this Agreement and the transfer of the assets.

9.	Allocation of Shares Pursuant to the Provisions of Section 15A(a)(3) of the Securities Law

Given that the Arrangement Companies are insolvent and given that the allocation funds are required in order to complete the Debt Arrangement, so that even after the transfer of the allocation funds and all of the funds that will remain with the Arrangement Companies on the Completion Date to the Arrangement Administrator, all of the Arrangement Companies’ debts to their creditors will not have been paid, the allocation of the Arrangement Shares will be done pursuant to the provisions of Section 15A(a)(3) of the Securities Law, 5728-1968, subject to the Israel Securities Authority being given an opportunity to appear at the Debt Arrangement proceeding, and to express its position with respect to the need to publish a prospectus in order to guarantee the interest of the designated public of offerees.

10.	General

10.1	The parties undertake to act in good faith and with mutual cooperation in order to implement the provisions of this Agreement, and, inter alia, to take any action, to sign any document and to obtain any approval that is required for the proper performance of the provisions of this Agreement.

10.2	In the event of any inconsistency between what is stated in this Agreement and what is stated in Public Ability’s Articles of Association, Public Ability undertakes to take all of the actions as required in order to amend its documents of incorporation, so that the contradiction will be removed and the documents of incorporation will reflect what is stated in this Agreement.

11.	Assignment of the Agreement

The Purchaser shall be entitled to assign his rights and obligations pursuant to this Agreement, in whole or in part, provided that he shall remain jointly and severally liable with the assignee, and all with Arrangement Administrator’s prior, written approval, which shall not be withheld without reasonable cause, the reasons for which shall be set forth in writing by the Arrangement Administrator. The Purchaser undertakes to act in accordance with all of the provisions of the Securities Law and the Regulations thereto in the event of such assignment, including with respect to the submission of all of the information that is required by Public Ability for the purpose of compliance with the reporting obligations imposed thereupon.

12.	Miscellaneous

12.1	The parties will act in good faith in all matters pertaining to this Agreement, and they will cooperate for the purpose of the implementation of this Agreement verbatim and in the spirit hereof.

12.2	Any waiver, concession, failure to take action on time, granting of an extension, silence in the event of a breach, or non-compliance with any of the terms and conditions of this Agreement, or the failure to exercise one or more of its rights by any of the parties, etc., will not be deemed to be a waiver of any right whatsoever, and it will not serve as an impediment to a claim by that party.

12.3	As regards interrelated stipulations and/or undertakings, the parties are required to mutually comply therewith, unless otherwise expressly stated in this Agreement. Insofar as a party to this Agreement has failed to fully comply with its obligations whose performance date is due, then the other party may delay compliance with its obligations whose performance date is due, and all without derogating from any relief, right or other remedy that are conferred on the performing party pursuant to the provisions of this Agreement and/or the law.

12.4	This Agreement, including the appendices hereto, sets forth the entire and complete understanding between the parties with respect to the matters discussed herein, and it cancels and supersedes any representation, negotiations, practice, memorandum, proposal, discussion summary, letter of intent, memorandum of understanding, undertaking, and any other document that prevailed or were exchanged between the parties, whether in writing or orally, in the aforesaid matters prior to the signing of this Agreement.

12.5	Any modification, amendment or addition to this Agreement shall be in full force and effect solely if made expressly and in writing, and signed by all of the parties to this Agreement.

12.6	Notices by virtue of this Agreement will be sent by registered mail, by fax, by email or will be delivered by hand pursuant to the parties’ addresses as set forth in the Preamble to this Agreement above (or any other address in respect of which appropriate, written notice shall be provided), and any such notice shall be deemed to have been delivered to its recipient: upon the actual delivery thereof – if delivered by hand; on the first business day after the day of transmission thereof by fax, provided that confirmation of transmission was received; at the expiration of three (3) business days from the date on which it was submitted for dispatch by registered post in Israel; or if sent by email – on the date of receipt of confirmation of receipt back by email.

12.7	This Agreement and any dispute or conflict arising in connection herewith shall be subject to Israeli law only. The exclusive jurisdiction in all matters pertaining to this Agreement shall rest with the competent court in Tel Aviv-Jaffa.

IN WITNESS WHEREOF the parties hereto have hereunto set their hands:

Ability Inc.

Ability Computer & Software Industries Ltd.	Ability Security Systems Ltd.	Telcostar Pte Ltd.

Anatoly Hurgin	Alexander Aurovsky

Hevron